Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

PRESS RELEASE

GE Announces Exchange Offer for Preferred Stock

FAIRFIELD, Conn. – December 18, 2015 – General Electric Company (“GE”) today announced that it has commenced an offer to exchange, on a one-for-one basis, new 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, $1.00 par value, with a liquidation preference of $1,000 per share (the “New Preferred Stock”) for its existing three series of preferred stock (collectively, the “Old Preferred Stock”), consisting of its:

•	4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, $1.00 par value, with a liquidation preference of $1,000 per share (CUSIP No. 369604 BM4);

•	4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, $1.00 par value, with a liquidation preference of $1,000 per share (CUSIP No. 369604 BN2); and

•	4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, $1.00 par value, with a liquidation preference of $1,000 per share (CUSIP No. 369604 BP7).

In addition, each holder of GE’s Series A Preferred Stock will receive a cash payment of $10.00 per share of Series A Preferred Stock tendered by such holder and accepted in the exchange offer, and each holder of GE’s Series B Preferred Stock will receive a cash payment of $5.00 per share of Series B Preferred Stock tendered by such holder and accepted in the exchange offer.

The exchange offer will expire at 12:00 midnight, New York City time, at the end of the day on January 19, 2016, unless it is extended or terminated. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer.

GE will exchange shares of New Preferred Stock for all of the outstanding shares of Old Preferred Stock that are validly tendered and not withdrawn, if all the conditions to the exchange offer are satisfied or waived. There is no record date for participating in this exchange offer.

Shares of Old Preferred Stock tendered pursuant to the exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date and, unless GE has previously accepted such shares pursuant to the exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer. Once GE accepts shares of Old Preferred Stock tendered pursuant to the exchange offer, such tender is irrevocable.

GE will pay, to the extent of lawfully available funds, dividends based on the liquidation preference of the New Preferred Stock, when, as and if declared by its Board (1) from and including the date of completion of the exchange offer to, but excluding January 21, 2021 (the “Fixed Rate Period”), at a rate of 5.00% per annum, payable semi-annually, in arrears, except that the final dividend payment with respect to the Fixed Rate Period will be payable on January 21, 2021, and (2) from and including January 21, 2021 to, but not including, the redemption date of the New Preferred Stock, if any (the “Floating Rate Period”), at a floating rate equal to three-month LIBOR plus a spread of 3.33% per annum, payable quarterly, in arrears. Participating holders tendering Old Preferred Stock will receive a cash payment equivalent to a dividend accruing at the 5.00% per annum fixed rate of the New Preferred Stock from December 15, 2015 to the completion of the exchange offer.

GE may redeem any of the New Preferred Stock, at its option, to the extent of lawfully available funds, in whole or in part, from time to time, on any dividend payment date on or after January 21, 2021, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends to, but not including, the redemption date of the New Preferred Stock.

The terms of the shares of New Preferred Stock that GE will issue in exchange for shares of Old Preferred Stock will be identical to the terms of such Old Preferred Stock, except that the dividend rates on the New Preferred Stock will be higher than the dividend rates on the Old Preferred Stock, and the first available redemption date, which is also the date on which the Floating Rate Period commences, is earlier for the New Preferred Stock than for each series of the Old Preferred Stock.

Georgeson Inc. is acting as information agent for the exchange offer. Requests for documents (including the Prospectus) and questions regarding procedures for submission of tenders should be directed to Georgeson Inc. at (800) 676-0098 (U.S. toll-free), (781) 575-2137 (international) or GEOffer@georgeson.com. You may also obtain these documents without charge by accessing www.edocumentview.com/geoffer. Please note that the documentation will be available on the website no later than close of business today. Other questions regarding the exchange offer may be directed to BofA Merrill Lynch, the dealer manager, at (888) 292-0070 (U.S. toll-free) or (980) 388-4813 (international).

Additional Information

This document is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. GE will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Prospectus, which will more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer. GE will deliver the Prospectus to holders of GE preferred stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE or any of its directors or officers or the dealer manager make any recommendation as to whether you should participate in the exchange offer.

Holders of GE preferred stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE preferred stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports and other information that GE files electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE preferred stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website.

Forward-Looking Statements

This communication contains “forward-looking statements”—that is, statements related to future, not past, events. In this context, forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the exchange offer. Uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include the failure or inability to consummate the exchange offer in a timely manner or at all, the failure or inability to make or take any filing or other action required to consummate the exchange offer in a timely manner or at all, and changes in market conditions. These or other uncertainties may cause our actual future results to be materially different from those expressed in our forward-looking statements.

Investor Contact:

Matt Cribbins, (203) 373-2424

matthewg.cribbins@ge.com

Media Contact:

Seth Martin, (203) 572-3567

seth.martin@ge.com